UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

AGRITECH WORLDWIDE, INC.

(Name of Issuer)

Common Stock, Par Value $0.00005 Per Share

(Title of Class of Securities)

988924205

(CUSIP Number)

Edward B. Smith, III

c/o Aristar Capital Management, LLC

1120 Avenue of the Americas

Suite 1514

New York, NY  10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988924205	13D	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aristar Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☒

3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 68,651,891
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 68,651,891
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,651,891
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3%
14		TYPE OF REPORTING PERSON IA, OO (Limited Liability Company)

CUSIP No. 988924205	13D	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aristar Capital Management GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☒

3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 68,651,891
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 68,651,891
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,651,891
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3%
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 988924205	13D	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Edward B Smith, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☒

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 33,741,758
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 68,651,891
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 33,741,758
WITH	10	SHARED DISPOSITIVE POWER 68,651,891
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,393,649
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.43%
14		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 988924205	13D	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aristar Ventures I, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☒

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 65,587,628
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 65,587,628
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,587,628
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 988924205	13D	Page 6 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aristar Ventures I-B, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☒

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,985,448
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,985,448
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,985,448
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.28%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 988924205	13D	Page 7 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aristar Ventures I-C, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☒

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,078,815
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,078,815
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,815
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.70%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 988924205	13D	Page 8 of 13 Pages

Item 1.    Security and Issuer.

The name of the issuer is Agritech Worldwide, Inc. (f/k/a Z Trim Holdings, Inc.), a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1011 Campus Drive, Mundelein, Illinois 60060, United States of America.  This Amendment No. 20 to Schedule 13D relates to the Issuer’s common stock, par value $0.00005 per share (the “Shares”).

Item 2.    Identity and Background.

Item 2 is hereby amended and supplemented by adding the following:

(a), (f)     This Amendment No. 20 to Schedule 13D is being filed to report that (i) each of Aristar Capital Management, LLC, a Delaware limited liability company (“Aristar Capital”), and Aristar Capital Management GP, LLC, a Delaware limited liability company (“Aristar GP”), may be deemed to beneficially own 44.3% of the Shares, (ii) Edward B. Smith, III, a United States citizen, may be deemed to beneficially own 65.43% of the Shares, (iii) Aristar Ventures I, LLC, a Delaware limited liability company (“Aristar Ventures I”), beneficially owns 42.3% of the Shares, (iv) Aristar Ventures I-B, LLC, a Delaware limited liability company (“Aristar Ventures I-B”), beneficially owns 1.28% of the Shares, and (v) Aristar Ventures I-C, LLC, a Delaware limited liability company (“Aristar Ventures I-C”), beneficially owns 0.70% of the Shares.  Aristar Capital, Aristar GP, Aristar Ventures I, Aristar Ventures I-B, Aristar Ventures I-C and Mr. Smith are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

(b)	The principal business address for Aristar Capital, Aristar GP, Aristar Ventures I, Aristar Ventures I-B, Aristar Ventures I-C and Mr. Smith is c/o Aristar Capital Management, LLC, 1120 Avenue of the Americas, Suite 1514, New York, New York 10036.

(c)	Mr. Smith is the managing member of Aristar Capital, an investment management firm that serves as the investment manager of Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C. Mr. Smith is also the managing member of Aristar GP, which serves as the managing member of Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C. As a result of the foregoing, the Shares deemed to be beneficially owned by each of (i) Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C are deemed to be beneficially owned by each of Aristar Capital and Aristar Capital GP and (ii) Aristar Capital and Aristar Capital GP are deemed to be beneficially owned by Mr. Smith.

(d)	Mr. Smith has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

See Item 4, which is incorporated by reference herein.

CUSIP No. 988924205	13D	Page 9 of 13 Pages

Item 4.   Purpose of Transaction.

Item 4 is hereby amended and supplemented by updating previously disclosed information with respect to the following:

The securities of the Issuer held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of these securities were made in the ordinary course of the Reporting Persons’ investment activities.  The Reporting Persons anticipate acquiring additional securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in: (i) any extraordinary corporate transaction involving the Issuer; (ii) a sale or transfer of a material amount of assets of the Issuer; (iii) any change in the present Board of Directors or management of the Issuer; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any material change in the operating policies or corporate structure of the Issuer; (vi) any change in the Issuer’s charter or by-laws; (vii) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Warrant Exchanges

The Issuer and the holders of all of the Issuer’s issued and outstanding warrants (the “Warrants”) as of December 12, 2016 entered into agreements effective December 12, 2016 (the “Exchange Agreements”) pursuant to which they exchanged (the “Exchange”) their Warrants for an aggregate of 53,097,601 Shares (which is the equivalent to the issuance of one share of Common Stock for each Warrant exchanged). The holders of the Shares received in exchange for the Warrants are prohibited from selling or otherwise transferring the Shares until March 11, 2017. Mr. Smith exchanged an aggregate of 31, 868,774 Warrants for 31,868,774 Shares.

As of December 12, 2016, after taking into account the Exchange, the Issuer had (i) 154,976,459 Shares outstanding, and (ii) zero warrants outstanding to purchase Shares. The foregoing description of the Exchange Agreements and the Exchange is qualified in its entirety by reference to the full text of the form of the Exchange Agreement, a copy of which is included hereto as Exhibit B and is incorporated by reference herein.

Notes

On September 29, 2014, the Issuer issued a 14% nonconvertible subordinated secured note to Mr. Smith in the principal amount of $85,000. The note was to mature in two months (November 29, 2014) and bears interest at 14% computed based on a 365-day year. Accrued interest is payable at maturity in cash. The note is secured by the assets of the Issuer, which security interest is subordinate to the security interest granted to Fordham Capital Partners, LLC (“Fordham”) in connection with an Equipment Loan and the Factoring Agreement.

On October 23, 2014, the Issuer issued a 14% nonconvertible subordinated secured note to Mr. Smith in the principal amount of $85,000. The note was to mature in two months (December 23, 2014) and bears interest at 14% computed based on a 365-day year. Accrued interest is payable at maturity in cash. The note is secured by the assets of the Issuer, which security interest is subordinate to the security interest granted to Fordham in connection with the Equipment Loan and the Factoring Agreement.

On October 30, 2014, the Issuer issued a 14% nonconvertible subordinated secured note to Mr. Smith in the principal amount of $70,000. The note was to mature in two months (December 30, 2014) and bears interest at 14% computed based on a 365-day year. Accrued interest is payable at maturity in cash. The note is secured by the assets of the Issuer, which security interest is subordinate to the security interest granted to Fordham in connection with the Equipment Loan and the Factoring Agreement.

CUSIP No. 988924205	13D	Page 10 of 13 Pages

On December 3, 2014, the Issuer issued a 14% nonconvertible subordinated secured note to Mr. Smith in the principal amount of $30,000. The note was to mature in two months (February 3, 2015) and bears interest at 14% computed based on a 365-day year. Accrued interest is payable at maturity in cash. The note is secured by the assets of the Issuer, which security interest is subordinate to the security interest granted to Fordham in connection with the Equipment Loan and the Factoring Agreement.

On December 19, 2014, the Issuer executed an amendment to the 14% nonconvertible subordinated secured notes (dated September 29, 2014, October 23, 2014, October 30, 2014 and December 3, 2014, respectively) whereby the maturity date for each note was extended to April 15, 2015.

On May 29, 2015, the Issuer executed an amendment to the 14% nonconvertible subordinated secured notes (dated September 29, 2014, October 23, 2014, October 30, 2014 and December 3, 2014, respectively) whereby the maturity date for each note was extended from May 29, 2015 to December 31, 2015.

On June 12, 2015, the Issuer issued a 14% nonconvertible subordinated secured note to Mr. Smith in the principal amount of $12,000. The note was to mature on December 31, 2015 and bears interest at 14% computed based on a 365- day year. Accrued interest is payable at maturity in cash. The note is secured by the assets of the Issuer, which security interest is subordinate to the security interest granted to Fordham in connection with the Equipment Loan and the Factoring Agreement.

On August 13, 2015, the Issuer issued a 14% nonconvertible subordinated secured note to Mr. Smith in the principal amount of $25,000. The note was to mature on December 31, 2015 and bears interest at 14% computed based on a 365- day year. Accrued interest is payable at maturity in cash. The note is secured by the assets of the Issuer, which security interest is subordinate to the security interest granted to Fordham in connection with the Equipment Lease Agreement and the Factoring Agreement.

On August 21, 2015, the Issuer issued a 14% nonconvertible subordinated secured note to Mr. Smith in the principal amount of $150,000. The note was to mature on December 31, 2015 and bears interest at 14% computed based on a 365- day year. Accrued interest is payable at maturity in cash. The note is secured by the assets of the Issuer, which security interest is subordinate to the security interest granted to Fordham in connection with the Equipment Loan and the Factoring Agreement.

On December 23, 2015, the Issuer executed an amendment to the 14% nonconvertible subordinated secured notes (September 29, 2014, October 23, 2014, October 30, 2014, December 3, 2014, June 12, 2015, August 13, 2015, and August 21, 2015 respectively) whereby the maturity date for each note was extended to July 1, 2016.

On June 29, 2016, the Issuer executed an amendment to the 14% nonconvertible subordinated secured notes (September 29, 2014, October 23, 2014, October 30, 2014, December 3, 2014, June 12, 2015, August 13, 2015, and August 21, 2015 respectively) whereby the maturity date for each note was extended to October 1, 2016.

On September 30, 2016, the Company executed an amendment to the 14% nonconvertible subordinated secured notes (September 29, 2014, October 23, 2014, October 30, 2014, December 3, 2014, June 12, 2015, August 13, 2015, and August 21, 2015 respectively) whereby the maturity date for each note was extended to April 3, 2017.

CUSIP No. 988924205	13D	Page 11 of 13 Pages

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The aggregate number and percentage of Shares deemed beneficially owned by the Reporting Persons (based on 154,976,459 Shares issued and outstanding as of February 17, 2017 as set forth in a Schedule 13D filed by the Company’s Chief Executive Officer and others on February 17, 2017) are as follows:

(a)-(e)	As of the date hereof, (i) each of Aristar Capital and Aristar GP may be deemed to be the beneficial owner of 68,651,891 Shares, constituting 44.3% of the Shares, (ii) Mr. Smith may be deemed to be the beneficial owner of 102,393,649 Shares, constituting 65.43% of the Shares, (iii) Aristar Ventures I is the beneficial owner of 65,587,628 Shares, constituting 42.3% of the Shares, (iv) Aristar Ventures I-B is the beneficial owner of 1,985,448 Shares, constituting 1.28% of the Shares, and (v) Aristar Ventures I-C is the beneficial owner of 1,078,815 Shares, constituting 0.70% of the Shares. The percentage beneficial ownership for each of the Reporting Persons is based on the 154,976,459 Shares outstanding, except that Mr. Smith’s percentage reflects the total number of derivative securities that Mr. Smith has the right to convert or exercise (see footnote 2 below).

Aristar Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 68,651,891 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 68,651,891 Shares. 1

Aristar GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 68,651,891 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 68,651,891 Shares. 1

Mr. Smith has the sole power to vote or direct the vote of 33,741,758 Shares2; has the shared power to vote or direct the vote of 68,651,891 Shares1; has the sole power to dispose or direct the disposition of 33,741,758 Shares2; and has the shared power to dispose or direct the disposition of 68,651,891 Shares. 1

Aristar Ventures I has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 65,587,628 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 65,587,628 Shares. 1

Aristar Ventures I-B has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,985,448 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,985,448 Shares. 1

Aristar Ventures I-C has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,078,815 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,078,815 Shares. 1

1 Mr. Smith is the managing member of Aristar Capital, an investment management firm that serves as the investment manager of Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C.  Mr. Smith is also the managing member of Aristar GP, which serves as the managing member of Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C. As a result of the foregoing, the Shares deemed to be beneficially owned by each of (i) Aristar Ventures I, Aristar Ventures I-B and Aristar Ventures I-C are deemed to be beneficially owned by each of Aristar Capital and Aristar Capital GP and (ii) Aristar Capital and Aristar Capital GP are deemed to be beneficially owned by Mr. Smith.

2 The 33,741,758 Shares beneficially owned by Mr. Smith consist of (i) 32,218,938 Shares (consisting of 350,164 Shares previously held and the acquisition of 31,868,774 Shares upon the Exchange of 31,868,774 Warrants); (ii) convertible notes and interest on the notes that are currently convertible into 403,791 Shares; and (iii) shares of Series B Preferred Stock and dividends thereon that are currently convertible into 1,119,029 Shares.

CUSIP No. 988924205	13D	Page 12 of 13 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

Except as otherwise set forth in this Amendment No. 20 to Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Reporting Persons and any other person or entity.

Item 7.    Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit A:	Joint Filing Agreement

Exhibit B:	Form of Exchange Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 14, 2016)

Annex A:	Certain Transactions by the Reporting Persons

CUSIP No. 988924205	13D	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2017	Aristar Capital Management, LLC

	By:	/s/ Edward B. Smith, III
Edward B. Smith III, Managing Member

Aristar Capital Management GP, LLC

	By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

/s/ Edward B. Smith, III
Edward B. Smith, III

Aristar Ventures I, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Aristar Ventures I-B, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member Aristar Ventures I-C, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Exhibit A

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 2nd day of March, 2017, by and among Aristar Capital Management, LLC, Aristar Capital Management GP, LLC, Edward B. Smith, III, Aristar Ventures I, LLC, Aristar Ventures I-B and Aristar Ventures I-C (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.	Amendment No. 20 to Schedule 13D with respect to the Common Stock, par value $0.00005 per share, of Agritech Worldwide, Inc. (f/k/a Z Trim Holdings, Inc.) (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.	Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Aristar Capital Management, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith III, Managing Member

Aristar Capital Management GP, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

/s/ Edward B. Smith, III
Edward B. Smith, III

Aristar Ventures I, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Aristar Ventures I-B, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Aristar Ventures I-C, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Annex A

Transactions by the Reporting Persons During the Past Sixty Days

Date of Transaction	Number of Warrants Exchanged for Shares of Common Stock	Price per Share
12/12/2016	31,868,774 Warrants*	*

*	As described in Item 4 of Amendment No. 20 to this Schedule 13D, Mr. Smith exchanged 31,868,774 Warrants for 31,868,774 shares of Common Stock.